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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Ramtron International Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
005-40467
(CUSIP Number)
Horst Meyer
Infineon Technologies AG
Legal Department
Am Campeon 1-12
D-85579 Neubiberg, Munich
Germany
011-49-89-234-26985
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	005-40467	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Infineon Technologies AG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	005-40467	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Qimonda AG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC,OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1. SECURITY AND ISSUER.
     No changes.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is hereby amended by adding the following disclosure immediately following the final paragraph thereof:
      As a result of the Sale Transaction (defined in Item 6), Qimonda and Infineon do not own any shares of Ramtron Common Stock.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is hereby amended by adding the following disclosure immediately following the final paragraph thereof:
     As a result of the Sale Transaction, Qimonda and Infineon do not own any shares of Ramtron Common Stock.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended by adding the following disclosure immediately following the final paragraph thereof:
      As a result of the Sale Transaction, Qimonda and Infineon do not own any shares of Ramtron Common Stock.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
Item 5(a) is hereby amended by deleting it in its entirety and replacing it with the following:
     (a) As a result of the Sale Transaction, Qimonda and Infineon do not beneficially own any shares of Ramtron Common Stock.
Item 5(b) is hereby amended by deleting it in its entirety and replacing it with the following:
     (b) As a result of the Sale Transaction, Qimonda and Infineon do not own any shares of Ramtron Common Stock.
Item 5(c) is hereby amended by deleting it in its entirety and replacing it with the following:
     (c) With the exception of the Sale Transaction, neither Infineon nor Qimonda has effected any transaction in Ramtron Common Stock during the past 60 days.
Item 5(d) is not applicable.
Item 5(e) is hereby amended by deleting it in its entirety and replacing it with the following:

     As of November 20, 2006, each of Qimonda and Infineon ceased to be the beneficial owner of more than five percent of Ramtron Common Stock. As a result of the Sale Transaction, Qimonda and Infineon do not own any shares of Ramtron Common Stock.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
Item 6 is hereby further amended by adding the following disclosure immediately following the final paragraph thereof:
     Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of November 10, 2006, Qimonda sold all of its shares of Ramtron Common Stock in a private transaction on November 20, 2006 (the “Stock Transaction”). Pursuant to a Warrant Purchase Agreement (the “Warrant Purchase Agreement”) dated November 10, 2006, Qimonda sold the Warrant in a private transaction on November 20, 2006 (the “Warrant Transaction”, and together with the Stock Purchase Transaction, the “Sale Transaction”).
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1	Agreement of Joint Filing, dated as of November 28, 2006, by and between Infineon Technologies AG and Qimonda AG.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.
Dated: November 28, 2006

INFINEON TECHNOLOGIES AG
By:	/s/ Horst Meyer
	Name:	Horst Meyer
	Title:	Corporate Legal Counsel

By:	/s/ Cornelius Simons
	Name:	Cornelius Simons
	Title:	Corp. Legal Counsel

QIMONDA AG
By:	/s/ Nicole Lau
	Name:	Nicole Lau
	Title:	Corporate Legal Counsel

By:	/s/ Florian Boegel
	Name:	Florian Boegel
	Title:	Corp. Legal Counsel

EXHIBIT 1
AGREEMENT OF JOINT FILING
     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the common stock of Ramtron International Corporation and that this Agreement be included as an Exhibit to such filing.
     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.
     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of November 28, 2006.

INFINEON TECHNOLOGIES AG
By:	/s/ Horst Meyer
	Name:	Horst Meyer
	Title:	Corporate Legal Counsel

By:	/s/ Cornelius Simons
	Name:	Cornelius Simons
	Title:	Corp. Legal Counsel

QIMONDA AG
By:	/s/ Nicole Lau
	Name:	Nicole Lau
	Title:	Corporate Legal Counsel

By:	/s/ Florian Boegel
	Name:	Florian Boegel
	Title:	Corp. Legal Counsel